UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 11, 2011
Commission File No.: 001-04212
_________________

HADERA PAPER LTD.
(Translation of Registrant’s Name into English)

P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F     ☐Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐Yes      ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Attached hereto and incorporated herein by reference is the Registrant’s press release dated April 11, 2011.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HADERA PAPER LTD.
(Registrant)

By:	/s/ Yael Nevo
Name: Yael Nevo
Title: Corporate Secretary

Dated: April 11, 2011

Hadera Paper Ltd.
Announces Availability of its Annual Report on Form 20-F through its Website

        Hadera, Israel, April 11, 2011 – Hadera Paper Ltd. (AMEX:AIP) announced today that its annual report on Form 20-F, containing audited consolidated financial statements for the year ended December 31, 2010, as filed with the Securities and Exchange Commission on April 11, 2011, is available through its website www.hadera-paper.co.il.

Shareholders and bondholders may receive a hard copy of the annual report free of charge upon request.

Contact:
Yael Nevo, Adv.
Corporate Secretary and Chief of Legal Department
Hadera Paper Ltd. Group
Yaeln@hadera-paper.co.il